SEC FILE NUMBER:
001-39654
CUSIP NUMBER:
54975P201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note

This Amendment No.1 to Form 12b-25 is being filed to replace the previous Notification of Late Filing on Form 12b-25, filed with the U.S. Securities and Exchange Commission on May 9, 2025.

PART I — REGISTRANT INFORMATION

Lufax Holding Ltd

Full Name of Registrant

Former Name if Applicable

Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District

Address of Principal Executive Office (Street and Number)

Shanghai, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lufax Holding Ltd (the “Company”) was unable to file its annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) by the prescribed due date without undue effort or expense to the Company due to the proposed change in the Company’s auditors. The board of directors of the Company resolved on January 27, 2025, to propose the removal of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company, subject to the passing of an ordinary resolution at an extraordinary general meeting to be convened and held by the Company. The board of directors of the Company further resolved on April 23, 2025, to appoint Ernst & Young and Ernst & Young Hua Ming LLP as the new auditors of the Company, also subject to the passing of an ordinary resolution at the same extraordinary general meeting. This extraordinary general meeting is currently scheduled for June 25, 2025. The Company expects to file its 2024 Form 20-F promptly after the new auditors have completed their audit of the financial statements required to be included therein.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Tongzhuan Xi	+86-21	3863 6278
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to make a reasonable estimate of the results due to the ongoing process of changing its auditors as discussed above.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Lufax Holding Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2025	By:	/s/ Tongzhuan Xi
		Name:	Tongzhuan Xi
		Title:	Chief Financial Officer